RESIDENT PARTNERS:
JOELLE S. L. LAU
CHIANG LING LI
GRAHAM LIM
BENJAMIN MCQUHAE
SCOTT PETERMAN
MICHELLE TAYLOR
ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)	JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871

October 20, 2016

David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Actions Semiconductor Co., Ltd

Amendment No. 1 to Schedule 13E-3

Filed October 5, 2016

File No. 005-81375

Dear Mr. Orlic,

On behalf of Actions Semiconductor Co., Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of October 11, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-81375 (the “Schedule 13E-3/A”) filed on October 5, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Second Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Second Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A and the preliminary proxy statement (the “Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Second Amendment and the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Supernova Investment Ltd. (“Parent”), Starman Limited (the “Merger Sub”), and any of the other members of the Buyer Group, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Second Amendment and the Revised Proxy Statement, each of which has been amended in response to the Staff’s comments.

Reasons for the Merger and Recommendation of the Special Committee, page 30

1.	We note your response to prior comment 5. Disclosure continues to omit a representation that the merger is substantively and procedurally fair to shareholders unaffiliated with the Company. See Item 1014(a) of Regulation M-A. Please revise

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 9, 30, 31, 32, 35 and 37 of the Revised Proxy Statement.

2.	We note your response to prior comment 6 and reissue the comment. Please revise to disclose the extent to which the Board’s fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2(ii) to Item 1014 of Regulation M-A. If this factor was not considered, or was considered but not deemed relevant in the context of this transaction, this decision may be material to security holders’ understanding of the transaction. See SEC Release No. 34-17719 (April 13, 1981), Questions 20 and 21. This comment also applies to the Buyer Group’s fairness determination.

In response to the Staff’s comment, we respectfully submit that the Board and the Special Committee had carefully considered the historical market price analyses in the presentations by Houlihan Lokey, the financial advisor, which included a comparison of the Buyer Group’s initial and final offer prices of $2.00 and $2.20 per ADS against the volume weighted average price of the Company’s ADSs 30 days, 60 days, 90 days, 180 days and 52 weeks prior to the date of the going private announcement, respectively. In addition, the Board and the Special Committee also considered the historical market prices of our ADSs in the last two years, although they had to give regard to the current financial outlook of the Company. The Buyer Group, being comprised of existing shareholders of the Company who have stayed current on our ADS market prices and trends, made similar considerations in their fairness determination.

Accordingly, the Proxy Statement has been revised to reflect additional disclosure of the price premiums with respect to 90 and 180 days prior to the date of the going private announcement. Please refer to the updated disclosure on pages 31, 34 and 36 of the Revised Proxy Statement.

3.	We note your response to prior comment 7. We continue to believe that clarification is necessary regarding how the Board considered as a material factor indicating fairness of the merger that there was a “lack of interested bidders” and that there could potentially be a superior proposal that could be attractive to Parent. Disclosure on the very same page indicates that the Board considered as an element of fairness that it was questionable whether any third party could complete an alternative transaction. These two factors appear to contradict each other. Please revise.

In response to the Staff’s comment, we respectfully submit that the fact that it is unlikely that any transaction with a third party could be completed and that there was a lack of interested bidder since the announcement of the proposals were drawbacks among the substantive factors that the Board and the Special Committee considered in their fairness determination. We have revised the Proxy Statement to emphasize that these are potentially negative factors concerning the merger because, given the Buyer Group’s beneficial ownership of approximately 66.0% of the Company’s issued and outstanding share capital, the adoption of the proposals is practically assured. The Special Committee had weighed these drawbacks against other positive factors listed including, but not limited to, financial analysis reviewed by the independent financial advisor, extensive negotiations with the Buyer Group to achieve the highest price that the Buyer Group would agree to pay and the ability to pursue an alternative transaction without any termination fee to be paid by the Company to the Buyer Group, should there be a superior proposal with a price that could have convinced members of the Buyer Group to change their stance on not selling their shares to a third party.

Accordingly, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 31, 32 and 33 of the Revised Proxy Statement.

4.	We note your response to prior comment 10. Please include specific disclosure regarding how the $2.30 per ADS paid in the 2015 tender offer, as described under the caption “Transactions in the Shares and ADSs,” was considered by the Board in making its fairness determination.

In response to the Staff’s comment, we respectfully submit that the Board and the Special Committee specifically considered the purchase price of $2.30 per ADS paid in the 2015 tender offer in the context of the Company’s financial outlook and results then and now. In particular, they noted that the Company’s financial situation was better in 2015 and that its financials have seen a continued deteriorating trend this year with little improvement in its financial outlook for the near future.

Accordingly, the Proxy Statement has been revised. Please refer to the revised disclosure on page 34 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 35

5.	We note your response to prior comment 14. Please revise your disclosure to further clarify how the Company’s ability to terminate the merger agreement in order to accept a Superior Proposal is an element of fairness considered by the Buyer Group, given the expressed unwillingness of the Buyer Group to sell to a competing bidder.

The Buyer Group respectfully submits to the Staff that, while a Superior Proposal seems to be “unlikely,” a Superior Proposal is not “impossible” for two reasons. First, the merger agreement gives the Board not only the right to consider unsolicited “Superior Proposals” but also the right to take active actions to solicit “Superior Proposals.” Although the chance of a third party making a competing offer is significantly reduced due to the Buyer Group’s expressed unwillingness to sell, this is partly counterbalanced by the Board’s ability to actively market the Company (albeit on the condition that any competing offer will be subject to the Buyer Group’s de facto veto right). Second, the Buyer Group is not a single entity: it is a group of individual shareholders who have agreed to work together in good faith for a common purpose. If some members of the Buyer Group desire to switch from the “buy” side to the “sell” side, all member of the Buyer Group will likely discuss and re-evaluate the situation. For these reasons, it is not “impossible” for the Buyer Group to decide not to exercise its veto right.

Accordingly, the Proxy Statement has been revised. Please refer to the revised disclosure on page 36 of the Revised Proxy Statement.

Opinion of the Independent Committee’s Financial Advisor, page 38

6.	We note the response to prior comment 16. The staff takes the position that disclaimers of responsibility for disclosure are inappropriate. Please revise to eliminate the specific disclaimer of responsibility here and in the opinion itself. We do not object to the remainder of the disclosure regarding the lack of independent verification etc.

In response to the Staff’s comment, the Proxy Statement and the opinion itself have been revised to eliminate the specific disclaimer of responsibility. Please refer to the updated disclosure on page 39 and page B-2 of the Revised Proxy Statement.

7.	We note the response to prior comment 17. You have elected to retain disclosure that Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to your investors. Under this circumstance, we believe that you should add an explanation that clarifies:

•	the basis for Houlihan Lokey’s belief that shareholders cannot rely on Houlihan Lokey’s opinion, including (but not limited to) whether Houlihan Lokey intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against Houlihan Lokey under applicable local law;

•	whether the governing local law has addressed the availability of such a defense to Houlihan Lokey in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•	that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law, or the rights and responsibilities of the board or Houlihan Lokey under the federal securities laws.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify the enumerated issues. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Parent, and the other members of the Buyer Group.

The Company appreciates the Staff’s attention to the review of the filing. Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852 3189 7282 or by email at julian.lin@jonesday.com.

Sincerely,

/s/ Julian Lin
Julian Lin
Jones Day

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 11, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-81375 (“Sch 13E-3/A”), filed on October 5, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated as of October 20, 2016	Actions Semiconductor Co. Ltd

	By:	/s/ Yu-Hsin, LIN
Name: Yu-Hsin (Casper), Lin
Title: Chairman of the Special Committee

Supernova Investment Ltd.

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Starman Limited

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Surrey Glory Investments Inc.

By:	/s/ Yung Sen, CHANG
Name: Yung Sen, Chang
Title: Sole Director

Tongtong Investment Holding Co., Ltd.

By:	/s/ Yung-Chin, LEE
Name: Yung-Chin, Lee
Title: Sole Director

Perfectech Int’l Ltd.

By:	/s/ Lewis Chi-Tak, LO
Name: Lewis Chi-Tak, Lo
Title: Sole Director

Allpremier Investment Limited

By:	/s/ Yingna, MA
Name: Yingna, MA
Title: Sole Director

Octovest International Holding Co., Ltd.

By:	/s/ I-Ming, PAN
Name: I-Ming, Pan (aka Robin Pan)
Title: Sole Director

Ventus Corporation

By:	/s/ Hsin, TANG
Name: Hsin, Tang
Title: Sole Director

Middlesex Holdings Corporation Inc

By:	/s/ Yung-Chieh, LIN
Name: Yung-Chieh, Lin
Title: Sole Director

Rich Dragon Consultants Limited

By:	/s/ Jr-Neng, CHANG
Name: Jr-Neng, Chang
Title: Sole Director

Nutronics Technology Corporation

By:	/s/ Fu Chi, LEE
Name: Fu Chi, Lee
Title: Sole Director

Uniglobe Securities Limited

By:	/s/ Chun Mei CHEN De Chang
Name: Chun Mei Chen De Chang
Title: Sole Director

New Essential Holdings Limited

By:	/s/ Sui Gin, CHANG
Name: Sui Gin, Chang
Title: Sole Director

Embona Holdings (Malaysia) Limited

By:	/s/ Chia-Wen, YEH
Name: Chia-Wen, Yeh
Title: Sole Director

Suffolk Dragon Ventures Ltd

By:	/s/ Shu-Lin, CHEN
Name: Shu-Lin, Chen
Title: Sole Director

Top Best Development Limited

By:	/s/ Li-Li, YEH HSU
Name: Li-Li, Yeh Hsu
Title: Sole Director